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                             November 16, 2023

       Morgan Callagy
       Co-Chief Executive Officer
       Revelstone Capital Acquisition Corp.
       14350 Myford Road
       Irvine, CA 92692

                                                        Re: Revelstone Capital
Acquisition Corp.
                                                            Amendment No. 2 to
Registration Statement on Form S-4
                                                            Filed October 23,
2023
                                                            File No. 333-274049

       Dear Morgan Callagy:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 17, 2023 letter.

       Amendment No. 2 to Registration Statement on Form S-4

       The Business Combination, page 22

   1. We note your response to prior comment 1 and your revised disclosure that any shares of
                                                        Revelstone Common Stock
issued as a result of a reduction in the amount of Closing Debt shall not be
registered. Please tell us whether such shares will be issued pursuant to an exemption from
registration and, if so, tell us the exemption relied upon for the issuance and the basis for such
reliance.
       Risks Related to Revelstone, page 62

   2. We note your response to prior comment 3 and reissue in part. Please revise your disclosure to discuss
whether your waiver of the corporate opportunities doctrine in your existing charter
impacted your search for an acquisition target.
 Morgan Callagy
Revelstone Capital Acquisition Corp.
November 16, 2023
Page 2
Background of the Business Combination, page 90

3. We note your response to prior comments 6 and 7 and reissue in part. Please provide us with any correspondence between Bank of America and Revelstone
relating to the firm   s
         resignation. In addition, please provide us with the engagement letter between Revelstone and Bank of America. In addition, revise your filing to clarify whether Bank of America performed substantially all the work to earn its fees.
Proposal No. 2 - The Charter Proposal, page 136

4. We note your revised disclosure in this section and throughout your filing that one of the
         proposed changes to the charter is to    eliminate the corporate
opportunity doctrine.    With
         a view toward disclosure, please tell us how the proposed change to your charter would eliminate the corporate opportunity doctrine.
Certain Set Jet Relationships and Related Party Transactions, page 186

5. We note your disclosure regarding the Select Services Agreement by and between Set Jet and Sierra Delta Romeo LLC, a company controlled by Steve Reynolds, pursuant to which Set Jet granted Mr. Reynolds certain rights to use the 1996 Bombardier Challenger
         850 for agreed upon rates set forth therein. We also note your disclosure regarding the
         Select Services Agreement by and among Set Jet, N602SJ, LLC and David Jacofsky.
         Please revise to disclose any material conflicts of interest related to such agreements, such as limitations on the use of the aircraft by Set Jet when needed, if material.
6.       We note your disclosure regarding the Amended Aircraft Charter
Agreement by and
         between Set Jet and Scottsdale Jet Charter, LLC. However, we note that it appears that other aircraft used by Set Jet are also owned by related persons within the meaning of
         Item 404 of Regulation S-K. Please provide the information set forth in Item 404 with respect to such arrangements, or provide your analysis as to why such information is not required.
Comparison of Stockholder Rights, page 215

7. We note that Section 3.4 of your proposed Amended and Restated Bylaws set forth in
       Appendix C provides that any director may be removed from office by the stockholders of
FirstName LastNameMorgan Callagy
       the Corporation only for cause. However, this does not appear to be consistent with your
Comapany    NameRevelstone
       disclosure on page 216Capital Acquisition
                              that directors may Corp.
                                                 be removed with or without
cause. Please
       revise.
November 16, 2023 Page 2
FirstName LastName
 Morgan Callagy
FirstName
RevelstoneLastNameMorgan    Callagy
          Capital Acquisition Corp.
Comapany 16,
November  NameRevelstone
              2023         Capital Acquisition Corp.
November
Page 3    16, 2023 Page 3
FirstName LastName
       Please contact Robert Babula at 202-551-3339 or Jenifer Gallagher at 202-551-3706 if
you have questions regarding comments on the financial statements and related matters. Please contact Michael Purcell at 202-551-5351 or Laura Nicholson at 202-551-3584 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:      Alex Weniger-Araujo